SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

April 4, 2005

NNO – TSX

NTO – Amex

NORTHERN ORION ANNOUNCES ITS ADDITION TO S&P/TSX COMPOSITE INDEX AND PARTICIPATION IN THE 2005 AMERICAN STOCK EXCHANGE PRECIOUS AND BASE METALS INVESTOR CONFERENCE

Northern Orion Resources Inc. (“Northern Orion”) is pleased to announce that it has been added to the S&P/TSX Composite Index, the S&P/TSX Small Cap Index, and the Global Industry Classification Standard Sector Materials (Diversified Metals) Index, effective after the close of business on March 18, 2005.

Northern Orion is also pleased to announce its participation in the 2005 precious and base metals investor conference to be held in New York City. The conference will take place on April 19, 2005 and is being sponsored by the American Stock Exchange.

Northern Orion will join other precious and base metals companies at the InterContinental Barclay New York, where it will present an update to its investment story to leading analysts and institutional investors.

Commenting on Northern Orion’s participation, David Cohen, President and CEO said, “We are very excited to be participating in the Amex’s second annual precious and base metals investor conference.  We have seen substantial development in Northern Orion over the past 18 months and are presently moving our giant copper/gold/moly project, Agua Rica through engineering and financing. We look forward to sharing our strategy for 2005 with top buy-side and sell-side Wall Street professionals.”

David Cohen will present at 10:15am on April 19.  For a complete schedule, or to register to attend the conference, please contact Erika Levy of the Amex IR Alliance at (212) 896-1208 or elevy@kcsa.com.

Northern Orion is a mid-tier copper and gold producer generating significant cash flow from its 12.5 % ownership interest in Alumbrera.  The company currently has over $140 million in cash on hand.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations, 1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

April 4, 2005

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer